SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                               SCHEDULE 13D
                            (Amendment No. 2 )*
                                   of
                       Tweedy, Browne Company LLC




                   Under the Securities Exchange Act of 1934
                     Wisconsin Central Transportation Corp.
                            (Name of Issuer)


                      Common Stock, Par Value $0.01 per Share
                        (Title of Class of Securities)

                                976592105
                              (CUSIP Number)

                              John D. Spears
                              350 Park Avenue
                           New York, New York  10022
                               (212) 916-0600
                 (Name, Address and Telephone Number of Persons
                 Authorized to Receive Notices and Communications)


                               See Item 4
               (Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box [   ].

Check the following box if a fee is paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all the provisions of the Act (however, see the Notes).

PAGE>

CUSIP No.  976592105
----------------------------------------------------------------------------
Names of Reporting Persons I.R.S. Identification Nos. of Above Persons
     Tweedy, Browne Company LLC ("TBC")
----------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                  (a)    [ ]
                                                                  (b)    [x]
----------------------------------------------------------------------------
(3)  SEC Use Only
----------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)
       00
----------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     (2)(d) or 2(e)
                                                                        [  ]
----------------------------------------------------------------------------
(6)  Citizenship or Place of Organization
       Delaware
----------------------------------------------------------------------------
                         (7)   Sole Voting Power
                                   TBC has sole voting power with respect
                                   to 3,138,877 shares held in certain TBC
                                   accounts (as hereinafter  defined).
                                   Additionally, certain of the Members of
                                   TBC may be deemed to have sole power to
                                   vote certain shares as more fully set
                                   forth herein.
Number of Shares     -------------------------------------------------------
Beneficially             (8)   Shared Voting Power
Owned by Each                      0 shares
Reporting Person
With:                -------------------------------------------------------
                         (9)   Sole Dispositive Power
                                  3,206,957 shares held in certain TBC
                                  Accounts (as hereinafter defined).
                                  Additionally, certain of the Members of
                                  TBC may be deemed to have sole power to
                                  dispose of certain shares as more fully
                                  set forth herein.
                    -------------------------------------------------------
                         (10)  Shared Dispositive Power
                                  0 shares
----------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
         3,206,957 shares
----------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                 []
----------------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)
         6.49%
----------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
         BD, IA & 00

PRELIMINARY NOTE

      The person filing this Amendment No. 2 is Tweedy, Browne Company LLC ("TBC"), a Delaware limited liability company. This Amendment No. 2 amends a Statement on Schedule 13D filed by TBC, TBK Partners, LLC ("TBK") and Vanderbilt Partners, LLC ("Vanderbilt") dated April 13, 1999 (the "Statement"). As a result of a reorganization, TBC is the Managing Member of TBK and Vanderbilt and as such may be deemed to be the beneficial owner of shares held by TBK and Vanderbilt. The filing of this Amendment No. 2 should not be deemed an admission that TBC, TBK and Vanderbilt comprise a group within the meaning of Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended (the "Act").

      This Amendment No. 2 relates to the Common Stock, $0.01 par value (the "Common Stock") of Wisconsin Central Transportation Corporation (the "Company"), which, to the best knowledge of the persons filing this Amendment No. 2, is a company organized under the laws of Delaware, with its principal executive offices located at 1 O'Hare Centre, 6250 North River Road, Suite 9000, Rosemont, Illinois 60018.

     This Amendment No. 2 contains information regarding shares of Common Stock that may be deemed to be beneficially owned by TBC. Such shares are held in the accounts of various customers of TBC, with respect to which it has investment discretion and sole or shared voting power (the "TBC Accounts").

     Other than as set forth herein, to the best knowledge of TBC, there has been no material change in the information set forth in response to Items 1,2 6 and 7 of the Statement, as amended. Accordingly, those Items are omitted from this Amendment No. 2.

ITEM 2.  IDENTITY AND BACKGROUND

          Other than as set forth herein, to the best knowledge of TBC there has been no material change in the information set forth in Item 2 of the Statement, as amended.

     (a) The members of TBC are Christopher H. Browne, William H. Browne,
John D. Spears, Thomas H. Shrager, Robert Q. Wyckoff, Jr. (the "TBC Members ") and AMG/TBC Holdings, Inc. ("Holdings"). Messrs. Christopher H. Browne, William H. Browne and John D. Spears are members of the management committee that operates TBC on a daily basis including making investment decisions (the "TBC Committee Members").


ITEM 3.    SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

      As of the date hereof, the number of shares with respect to which TBC may be deemed to be the beneficial owner is 3,206,957 shares of Common Stock (the "TBC Shares"). Such shares are held in the accounts of various customers of TBC with respect to which TBC has obtained investment discretion and sole or shared voting authority (the "TBC Accounts"). All of the TBC Shares were purchased in open market transactions. The aggregate cost of the TBC Shares, including brokerage commissions, was $41,578,617.

      The TBC Shares are held in the TBC Accounts, the funds therefor coming from the funds on hand in each individual managed account and in certain instances from standard margin account borrowings from brokerage accounts maintained at U.S. Clearing. It is expected that the funds used by the TBC Accounts to purchase additional shares of Common Stock, if additional shares are purchased by the TBC Accounts (see Item 4 hereof), will come from the funds on hand for each individual managed account, some of which funds may be borrowed pursuant to margin accounts maintained at U.S. Clearing or borrowings made pursuant to arrangements or Line of Credit Agreements with certain clients' custodian banks. Borrowings made by certain TBC Accounts pursuant to such margin accounts are secured by margin securities owned by the respective accounts, including some of the TBC Shares. Interest on outstanding borrowings under such margin accounts ranges from 1/2% to 2% over the brokers' call rate in effect from time to time at The Bank of New York, New York, New York, depending upon the amount of outstanding borrowings at any given time.


ITEM 4.  PURPOSE OF TRANSACTION

        The TBC Accounts have acquired the shares of Common Stock owned by it for investment purposes and for none of the reasons enumerated in Item 4 of
Schedule 13D, except as set forth herein. TBC may dispose of all or some of the TBC Shares, or may acquire additional shares of Common Stock from time to time, depending upon price and market conditions, evaluation of alternative investments, and other factors. Currently, TBC intends to acquire additional shares of Common Stock in the open market, depending upon the price of the Common Stock from time to time. However, the TBC Shares are subject to client directions; e.g., should a TBC Account decide to liquidate, TBC would be instructed to sell certain of the TBC Shares.

        TBC currently intends to support the efforts of the Wisconsin Central Shareholders Committee to Maximize Value (the "Committee") to improve company performance and to maximize share value. The Committee's proposals, as set forth more fully in the Consent Statement to Shareholders are, among others, to replace the Company's Board of Directors and current management. If the Committee's nominees are elected, it is expected that they will appoint Edward
A. Burkhardt as Chief Executive Officer of the Company to direct the implementation of the Committee's business plan put forward by the Committee in the Consent Statement. This business plan includes: the elimination of a provision establishing a classified Board of Directors; modification of the provision for filling vacancies on the Board; elmination of a provision regarding the removal of Directors; removal of the current Board of Directors; the election of nominees put forth by the Committee; and the repeal of Bylaws
adopted subsequent to May 20, 1999.   Currently, TBC intends to vote, or cause
to be voted, the TBC Shares, in favor of the Committee's proposals as set forth in the Consent Statement to Shareholders and against all matters proposed by management.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

       (a) As of the date hereof, TBC may be deemed to be the beneficial owner of an aggregate of 3,206,957 shares of Common Stock, which constitutes approximately 6.49% of the 49,391,357 shares of Common Stock as reported in the Company's Form 10Q for the Quarter Ended September 30, 2000, which TBC believes to be the total number of shares of Common Stock outstanding. The TBC Shares are held in the TBC Accounts.

      TBC disclaims that it is the beneficial owner of any of the shares of Common Stock held in the TBC Accounts. Nothing contained herein shall be construed as an admission that TBC is the beneficial owner of any of the TBC Shares.

       Also included in the TBC Shares are 790 shares of Common Stock held in a certain TBC Account for a charitable foundation of which Christopher H. Browne is a trustee. Mr. Browne is a TBC Committee Member.


       The TBC Committee Members may be deemed to be the beneficial owner by reason of their being a Member of TBC of 3,206,957 shares, which constitutes approximately 6.49% of the 46,391,357 shares of Common Stock outstanding. However, nothing contained herein shall be construed as an admission that any of the TBC Members is the beneficial owner of any shares of Common Stock.

        Each of TBC and the TBC Members disclaims beneficial ownership of Common Stock. Except as described herein, to the best knowledge of TBC, no person who may be deemed to comprise a group with TBC, or any other person named in Item 2 of the Statement, as amended, beneficially owns any shares of Common Stock.

    (b) TBC has investment discretion with respect to 3,206,957 shares of Common Stock held by the TBC Accounts and has sole power to dispose or direct the disposition of all of such shares. Of these shares of Common Stock, TBC has sole power to vote or to direct the voting of 3,138,877 shares of Common Stock held in certain TBC Accounts.

        The TBC Committee Members, solely by reason of his position as such, may be deemed to have (i) shared power to dispose or to direct the disposition of all of the shares of Common Stock held in the TBC Accounts; and
(ii) shared power to vote or direct the vote of 3,138,877 shares of Common Stock held in certain TBC Accounts. However, each of the individual members disclaims beneficial ownership of any of the shares of Common Stock held in the TBC Accounts.

       ( c) Transactions in Common Stock effected by TBC since October 3, 2000, the date of the filing persons' last filing on Schedule 13D and ended as of the date hereof are set forth below:


REPORTING                   NO. OF SHARES     NO. OF SHARES        PRICE
PERSON          DATE        PURCHASED         SOLD          Other  PER SHARE
TBC Accounts    10/06/00                      875                  $ 10 1/2
                10/13/00    150,000                                $ 10.87500
                10/16/00      1,800                                $ 11.2847
                10/19/00     33,400                                $ 10.7882
                10/24/00        180                                $ 11.2500
                10/26/00                                    *
                10/27/00      1,100                                $ 11.5398
                11/01/00                                    **
                11/06/00                                   ***
                11/15/00      2,718                                $ 14 1/8
                11/17/00     10,000                                $ 14
                11/28/00                      4,715                $ 14.0625
                11/29/00                      1,057                $ 14
                12/04/00                        675                $ 13 13/16
                12/06/00                      4,100                $ 13.8186
                12/07/00                      2,700                $ 13.7859
                12/11/00                      2,120                $ 15.3750


* 48,895 shares of Common Stock were delivered out of a certain TBC Account pursuant to the Client's instructions.

** 7,295 shares of Common Stock were delivered out of a certain TBC Account pursuant to the Client's instructions.

*** 1,190 share of Common Stock were delivered out of a certain TBC Account pursuant to the Client's instructions.


(d) To the best knowledge of TBC, each of the persons maintaining an account with TBC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held in said person's TBC Account.

(e)       Not applicable.


                                   SIGNATURE

         Tweedy, Browne Company LLC ("TBC") after reasonable inquiry and to the best of its knowledge and belief, hereby certifies that the information set forth in this Amendment No. 2 is true, complete and correct.

                                   TWEEDY, BROWNE COMPANY LLC

                                   By:  /s/ Christopher H. Browne
                                   --------------------------------
                                   Christopher H. Browne
                                   Member




Dated:   December 13, 2000